UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 1-U

CURRENT REPORT

Pursuant to Regulation A of the Securities Act of 1933

August 9, 2024

(Date of Report (Date of earliest event reported))

RealtyMogul Apartment Growth REIT, Inc.

(Exact name of issue as specified in its charter)

Maryland	81-5263630
(State or other jurisdiction	(I.R.S. Employer
of incorporation or organization)	Identification No.)

10573 W Pico Blvd,

PMB #603

Los Angeles, CA, 90064

(Full mailing address of

principal executive offices)

(877) 781-7153

(Issuer’s telephone number, including area code)

Common Stock

(Title of each class of securities issued pursuant to Regulation A)

Item 9. Other Events.

The purpose of this Current Report on Form 1-U is to:

●	update our net asset value per share as of June 30, 2024;
●	update our plan of operation; and
●	update the description of our common stock.

Net Asset Value Per Share as of June 30, 2024

On August 9, 2024, our board of directors approved an estimated net asset value (“NAV”) per share of our common stock of $9.14 as of June 30, 2024. This NAV per share will be effective until updated by us on or about September 30, 2024, or within a commercially reasonable time thereafter, unless updated by us prior to that time.

Our NAV per share is calculated by the internal accountants or asset managers of Realty Mogul, Co. at the end of each fiscal quarter. The NAV per share calculation as of June 30, 2024 reflects the total value of our assets minus the total value of our liabilities, divided by the number of shares outstanding as of June 30, 2024.

As with any methodology used to estimate value, the methodology employed by Realty Mogul, Co.’s internal accountants or asset managers is based upon a number of estimates and assumptions about future events that may not be accurate or complete. Further, different parties using different assumptions and estimates could derive a different NAV per share, which could be significantly different from our calculated NAV per share. Our NAV will fluctuate over time and does not represent: (i) the price at which our shares would trade on a national securities exchange, (ii) the amount per share a shareholder would obtain if he, she or it tried to sell his, her or its shares or (iii) the amount per share shareholders would receive if we liquidated our assets and distributed the proceeds after paying all our expenses and liabilities.

As previously disclosed, our offering price per share equals our most recently announced NAV per share. Accordingly, effective August 9, 2024, the offering price per share is $9.14, our NAV per share as of June 30, 2024.

Plan of Operation

As of August 9, 2024, the aggregate value of the properties owned by or underlying loans and other investments made by us was approximately $254 million. Since inception, the aggregate value of the properties owned by or underlying loans and other investments made by us was approximately $418 million. The aggregate value of all underlying properties in RealtyMogul Apartment Growth REIT, Inc. is based on the most recent internal valuations as of the end of the fiscal quarter upon which our most recently announced NAV per share is based pursuant to our valuation policies; provided, however, the aggregate value of any preferred equity investments is based on the most recent purchase price of the asset and the value of properties underlying investments acquired since the most recent NAV per share was announced are based on the most recent purchase prices. As with any methodology used to estimate value, the methodology employed by our affiliates’ internal accountants or asset managers is based upon a number of estimates and assumptions about future events that may not be accurate or complete.

Description of Our Common Stock

As of August 9, 2024, cumulative since inception, we have paid 26 consecutive quarterly distributions to stockholders totaling over $13,200,000, of which approximately $5,100,000 was paid in cash and $8,100,000 was reinvested in our shares pursuant to the distribution reinvestment plan.

SIGNATURES

Pursuant to the requirements of Regulation A, the issuer has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

REALTYMOGUL APARTMENT GROWTH REIT, INC.

By:	/s/ Jilliene Helman
Name:	Jilliene Helman
Title:	Chief Executive Officer and President

By:	/s/ Eric Levy
Name:	Eric Levy
Title:	Managing Director, RM Adviser, LLC

Date:	August 9, 2024